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                               July 15, 2021

       Brandon Sosa
       Chief Executive Officer
       REST EZ Inc.
       1389 W. Mason Hollow Drive
       Riverton, Utah 84065

                                                        Re: REST EZ Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-256498

       Dear Mr. Sosa:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Use of Proceeds, page 10

   1. We refer to prior comment 10 and re-issue in part. Please revise to disclose the principal purposes for which the
net proceeds are intended to be used. To the extent you do not have a specific plan
for a significant portion of the proceeds, please include a statement to this effect and discuss
the principal reasons for the offering. Refer to Item 504 of
                                                        Regulation S-K.
       Exhibits

   2. Please include a currently dated consent from your independent registered public accounting firm in your
next amendment.
 Brandon Sosa
REST EZ Inc.
July 15, 2021
Page 2

       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,
FirstName LastNameBrandon Sosa
                                                         Division of
Corporation Finance
Comapany NameREST EZ Inc.
                                                         Office of Life
Sciences
July 15, 2021 Page 2
cc:       Keith Hamilton, Esq.
FirstName LastName